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SEC FILE NUMBER
8-43485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chapin Davis, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1411 Clarkview Rd
(No. and Street)

Baltimore	MD	21209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	acarter@chapindavis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

114 Cambridge Rd	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Talbot Jones Albert, IV, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chapin Davis, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chairman & CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Chapin Davis, Inc. and Subsidiary

**Consolidated Financial Statements
and Supplemental Schedules**

DECEMBER 31, 2025

Chapin Davis, Inc. and Subsidiary
Table of Contents
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Chapin Davis, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Chapin Davis, Inc., as of December 31, 2025, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chapin Davis, Inc.'s management. Our responsibility is to express an opinion on Chapin Davis, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chapin Davis, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital, pursuant to Securities and Exchange Commission Rule 15c3-1, computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Chapin Davis, Inc.'s financial statements. The supplemental information is the responsibility of Chapin Davis, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital, computation of net capital requirements, and computation of aggregate indebtedness, computation of reserve requirements, and information relating to possession or control is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Chapin Davis, Inc.'s auditor since 2023.
Landenberg, Pennsylvania
April 13, 2026

Chapin Davis, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2025

Assets	
Current assets:	
Cash	$ 862,963
Receivable from clearing organization	1,271,236
Receivable from employee	37,500
Other receivable	98,189
Prepaid expenses	84,565
Total current assets	2,354,453
Deposit with clearing organization	115,405
Security deposits	30,478
Leasehold improvements and office equipment, net	180,998
Right of use lease asset	480,327
Deferred tax assets	189,264
Total assets	$ 3,350,925
Liabilities	
Current liabilities:	
Accounts payable and accrued expenses	$ 532,616
Deferred revenue	160,000
Total current liabilities	692,616
Deferred revenue	480,000
Operating lease liability	526,326
Total liabilities	1,698,942
Stockholders' Equity	
Preferred stock, class A 8-1/2%, $100 par value; 3,000 shares Authorized and outstanding	300,000
Common stock, $.10 par value: 200,000 shares authorized; 57,170 shares outstanding	5,717
Common stock, $.01 par value: 200,000 shares authorized; 180,570 shares outstanding	1,765
Additional paid-in capital	1,538,516
Retained earnings	(194,015)
Total stockholders' equity	1,651,983
Total liabilities and stockholders' equity	$ 3,350,925

See Notes to the Financial Statements

Chapin Davis, Inc. and Subsidiary
Consolidated Statement of Operations
For the Year Ended December 31, 2025

Revenue	
Commissions	$1,485,888
Principal transactions	51,911
Interest	495,373
Investment advisory fees	4,581,703
Mutual fund fees	1,062,764
Referral fees	763,426
Other income	338,827
Total revenue	8,779,892
Expenses	
Compensation and benefits	6,785,917
Floor brokerage and clearing fees	256,531
Occupancy and equipment rental	426,596
Technology and communications	395,533
Interest expense	1,045
Registration and licenses	99,666
Depreciation and amortization	28,368
Professional fees	142,004
Other	164,248
Total expenses	8,299,908
Income from operations	479,984
Income tax expense	(193,579)
Net Income	$ 286,405

See Notes to the Financial Statements

Chapin Davis, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2025	$ 300,000	$ 7,527	$ 1,540,438	$ (480,420)	$ 1,367,545
Net Income				$ 286,405	$ 286,405
Common stock transactions		$ (45)	$ (1,922)		$ (1,967)
Balance, December 31, 2025	$ 300,000	$ 7,482	$ 1,538,516	$ (194,015)	$ 1,651,983

See Notes to the Financial Statements

Chapin Davis, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities	
Net income	$ 286,405
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	28,368
Net change in operating lease liability	(15,345)
Change in operating assets and liabilities:	
Increase in receivable from clearing organization	(60,274)
Decrease in prepaid expenses	1,598
Decrease in deposit with clearing organization	109,222
Decrease in deferred tax asset	174,901
Increase in accounts payable and other	57,532
Decrease in deferred revenue	(160,000)
Net cash provided by operating activities	422,407
Cash flows from financing activities	
Common stock – net	(1,967)
Net cash used in financing activities	(1,967)
Net increase in cash	420,440
Cash, beginning of year	442,523
Cash, end of year	$ 862,963

See Notes to the Financial Statements

1. Description of Business

Chapin Davis, Inc. (the "Company") was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co. via an asset purchase agreement. The Company changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008. The Company has offices in Baltimore, MD, Peoria, IL and Philadelphia, PA.

The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

a. Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Chapin Davis, Inc. and its wholly owned subsidiary, Chapin Davis Insurance, Inc. The subsidiary is licensed to sell life, property and casualty insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

d. Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2025, the Company had cash deposits of $185,287 in excess of federally insured limits.

2.   **Summary of Significant Accounting Policies** *(continued)*

e.   **Advertising**

Advertising costs for 2025 were $5,316. These costs are expensed as incurred.

f.   **Allowance for Credit Losses ("ACL")**

The Company recognizes an expected ACL with respect to its accounts receivable. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. The estimate is calculated on a pooled basis where similar risk characteristics exist. Accounts receivable are evaluated individually when they do not share similar risk characteristics which could exist in circumstances where amounts are considered at risk or uncollectible. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the ACL. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election. There were no write-offs for the year ending December 31, 2025. No ACL was considered necessary at December 31, 2025.

f.   **Property and Equipment**

Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally three to five years. Maintenance and repairs are charged to income when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in income.

g.   **Revenues**

Revenue Recognition. The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The recognition and measurement of revenue is based on the individual contract terms.

2.   Summary of Significant Accounting Policies *(continued)*

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are

reflected in principal transactions in revenues in the consolidated statement of operations. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis. Investment advisory fees are received quarterly and recognized as earned. Investment banking fees are recognized as earned based on the underlying agreements.

Incentive revenue received from the clearing broker is recognized annually by the Company. As of December 31, 2025, and December 31, 2024, deferred revenue was $640,000 and $800,000, respectively.

h.   Income Taxes

The Company and its subsidiary file a consolidated federal income tax return, whereas each company files its own state income tax return. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities included in the consolidated financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the consolidated financial statements are expected to be realized in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the consolidated financial statements when it is more-likely-than-not the positions will be sustained upon examination by the tax authorities. As of December 31, 2025, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the consolidated financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to 2022 for federal and state tax purposes.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2025, the Company had net capital of $738,246, which was $657,176 in excess of its required minimum net capital of $81,070. The Company's aggregate indebtedness to net capital ratio was 164.72%.

4.   Leases

The Company has obligations under several operating leases with initial non-cancelable terms in excess of one year covering office facilities. The leases are included in right-of-use assets and lease liabilities on the company's Statement of Financial Condition. The company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable; the company uses its incremental borrowing rate. The company estimates its incremental borrowing rate as the risk-free rate for similar types of investments. The weighted-average discount rate as of December 31, 2025 is 2.91%. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. The weighted-average remaining lease term for all leases is approximately 2.15 years.

Aggregate annual payments under the lease agreements at December 31, 2025 are approximately listed in the table below:

Year Ended December 31	Amount
2026	$ 215,549
2027	184,959
2028	129,039
2029	6,201
Total future minimum lease payments	535,748
Total operating leases liability	$ 526,326

5.   Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose Chapin Davis to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customers or products.

The Company has concentrated its credit risk by maintaining deposits in a financial institution and its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC). The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

6. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

7. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$ 332,504
Due to Chapin Davis, Inc.	$(575,184)
Stockholders (deficit)	$(242,680)

These amounts are not included in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission.

8.   Receivables from Clearing Organization and Broker Dealer

Receivables from clearing organization represent commissions and fees.

9.   Employee Benefit Plan

The Company has a 40l(k) savings-profit sharing plan ("the Plan"). Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company contributed $103,774 to the Plan for the year ended December 31, 2025.

10.   Income Taxes

The benefit for income taxes consists entirely of deferred taxes. There was no provision for the year.

At December 31, 2025, the Company had federal and state net operating loss carry forwards totaling approximately $922,454 ($883,741 and $38,713, respectively) that may be offset against future taxable income. These carry forwards expire through 2040.

Utilization of these carryforwards may be subject to limitation under IRC Section 382 in the event of certain ownership changes.

11.   Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy in accordance with FASB guidance are described as follows:

•   Level I - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

•   Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

•   Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At December 31, 2024, the Company did not adjust prices received from the independent clearing firm. All of the company's assets valued at fair value consisted of U.S. Treasury money market shares valued at level 1.

12.   Segment Reporting

The Company is engaged in a single line of business as a securities Broker-Dealer, offering services that include principal transactions, agency transactions, investment banking, investment advisory and venture capital. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13.   Subsequent Events

Management has evaluated subsequent events occurring subsequent to the Statement of Financial Condition date through April 13, 2026 (Financial Statement issuance date) determining no events require additional disclosure except as follows:

On March 31, 2026, the Company entered into an Acceptance, Waiver and Consent ("AWC") with FINRA to resolve certain regulatory matters. Pursuant to the AWC, the Company neither admitted nor denied the findings but consented to the imposition of a $45,000 fine. As the matter relates to events occurring subsequent to year-end, no accrual has been recorded in the accompanying financial statements.

Subsequent to year end, there was a settlement agreement reached and paid in the amount of $24,900 related to a client dispute.

SUPPLEMENTARY INFORMATION

Chapin Davis, Inc.
Schedule I – Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
December 31, 2025

Net Capital	
Total member's equity	$1,956,632
Non-allowable assets Statement of Financial Condition:	
Receivable from employee	37,500
Other receivable	98,189
Prepaid expenses	84,564
Leasehold improvements and office equipment, net	180,998
Security deposits	30,478
Securities not readily marketable	5,171
Related party receivable	575,184
Deferred tax assets	189,264
Total non-allowable assets	1,201,348
Less: haircuts on securities	(17,038)
Total Net Capital	$ 738,246
Indebtedness	
Liabilities included in Statement of Financial Condition:	
Accounts payable and accrued expenses	530,047
Deferred revenue	640,000
Operating lease liability (in excess of right of use asset)	45,999
Total Aggregate indebtedness	1,216,046
Computation of Basic Net Capital Requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$ 81,070
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	81,070
Excess net capital	$ 657,176
Ratio: Aggregate indebtedness to net capital	164.72%

There are no material differences between the preceding computation and the Company's corresponding Part II of Form X-17A-5, as amended, as of December 31, 2025.

See Notes to the Financial Statement

Chapin Davis, Inc. and Subsidiary
Schedule II – Computation of Determination of Reserve Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2025

Chapin Davis is exempt from SEC Rule l 5c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).

Chapin Davis, Inc. and Subsidiary
Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15C3-3 of the Securities and Exchange Commission
December 31, 2025

Chapin Davis is exempt from SEC Rule l 5c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. Chapin Davis is exempt pursuant to k(2)(ii).



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Chapin Davis, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Chapin Davis, Inc. (“the Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the “exemption provisions”) and (2) Chapin Davis, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Chapin Davis, Inc. is also filing this Exemption Report because Chapin Davis, Inc.’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Chapin Davis, Inc.. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Chapin Davis, Inc.; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

Chapin Davis, Inc.’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chapin Davis, Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

RW Group, LLC

Landenberg, Pennsylvania
April 13, 2026

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114
Phone: 610-713-8208 ● www.rwgroupllc.com



CHAPIN DAVIS INVESTMENTS

SINCE 1952

CHAPIN DAVIS, INC. EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2025

Chapin Davis, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R § 240.17a-5 are limited to effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Talbot Jones Albert, IV, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Talbot Jones Albert, IV
Chairman, CEO

Wealth Management • Investment Securities • Insurance Services

1411 Clarkview Road | Baltimore, Maryland 21209 | Telephone (410) 435-3200 | Toll Free (800) 222-3246 | Fax (410) 433-2099 | www.chapindavis.com